RC-1, Inc..

110 Sunrise Center Drive

Thomasville, NC 27360

800-348-2870

July 13, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:  Susan Block, Attorney Advisor

Re: RC-1, Inc.

Registration Statement on Form S-1 (File No. 333-210960)

Dear Ms. Block:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, The RC-1, Inc. (the “Company”), the registrant with respect to the above-captioned registration statement (the "Filing"), hereby respectfully requests acceleration of effectiveness of the registration statement to 1 P.M., Eastern Daylight Time, July 14, 2016, or as soon thereafter as is practicable.

The Company acknowledges that:

•        should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•        the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with respect to this matter.  Please advise our counsel, Brad Bingham, (619) 708-9414, or Stanley Moskowitz Esq. at (858) 523-0100 if you have any questions and to advise us that the registration statement has been declared effective.

Thank you

RC-1, Inc.

By:/s/ Kevin O'Connell___________

Kevin O'Connell, Chief Executive Officer